FILED PURSUANT TO RULE 424(B)(3)

REGISTRATION NO. 333-190588

PHILLIPS EDISON – ARC GROCERY CENTER REIT II, INC.

SUPPLEMENT NO. 2 DATED JANUARY 28, 2014

TO THE PROSPECTUS DATED NOVEMBER 25, 2013

This document supplements, and should be read in conjunction with, our prospectus dated November 25, 2013, as supplemented by supplement no. 1 dated January 16, 2014, relating to our offering of 100,000,000 shares of common stock. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of the offering;
•	the entry into an agreement to acquire a shopping center located in Staunton, Virginia; and
•	information regarding distributions recently declared.

Status of the Offering

We commenced our initial public offering on November 25, 2013, pursuant to which we are offering up to 80,000,000 shares of our common stock, par value $0.01 per share, in our primary offering at $25.00 per share, with discounts available for certain categories of purchasers, and up to 20,000,000 shares of our common stock pursuant to our distribution reinvestment plan at $23.75 per share. As of January 24, 2014, we had raised aggregate gross offering proceeds of approximately $6.6 million from the sale of approximately 280,248 shares in our initial public offering.

Purchase and Sale Agreement

We, through an indirect wholly owned subsidiary, have entered into a purchase and sale agreement to acquire a shopping center containing 80,265 rentable square feet located on approximately 11.1 acres of land in Staunton, Virginia (“Staunton Plaza”). On December 18, 2013, an affiliate of our sub-advisor, Phillips Edison Group LLC (the “Affiliate”), entered into a purchase agreement with Staunton Plaza, LLC, a Virginia limited liability company, to purchase Staunton Plaza. The contract purchase price for Staunton Plaza is $17.2 million, excluding closing costs. On January 27, 2014, the Affiliate assigned this purchase agreement to our indirect wholly owned subsidiary. The seller is not affiliated with us or any of our affiliates. We intend to fund the purchase of Staunton Plaza with financing proceeds and proceeds from this offering. Pursuant to the purchase and sale agreement, we would be obligated to purchase Staunton Plaza only after satisfaction of agreed upon closing conditions. There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit up to $500,000 of earnest money.

Currently, Staunton Plaza is 100% leased to five tenants. Martin’s, a regional market-leading grocery store chain, occupies 68,715 rentable square feet at Staunton Plaza. No other tenant occupies more than 10% of the total rentable square feet at Staunton Plaza. The Martin’s lease expires on September 30, 2026 and the average base rental rate over the remaining lease term is approximately $1.2 million. Martin’s has eight options to extend the term of its lease by five years each.

Staunton Plaza was constructed in 2006. The average occupancy rate for Staunton Plaza during each of the last five years was as follows:

Year	Average Occupancy Rate
2009	100%
2010	96.0%
2011	95.7%
2012	100%
2013	100%

The average effective annual rental rate per square foot for each of the last five years for Staunton Plaza was as follows:

Year	Average Effective Annual Rental Rate per Square Foot
2009	$17.00
2010	17.00
2011	16.55
2012	16.55
2013	16.55

We calculate average effective annual rental rate per square foot as the annualized contractual base rental income, net of free rent, for the year divided by the average leased square feet.

The table below sets forth a schedule of expiring leases for Staunton Plaza by square footage and by annualized contractual base rent as of January 1, 2014.

Year	Number of Expiring Leases	Annualized Base Rent	% of Annualized Base Rent	Leased Rentable Square Feet Expiring	% of Rentable Square Feet Expiring
2014	2	$118,800	8.9%	4,340	5.4%
2015	–	–	–	–	–
2016	1	23,940	1.8%	1,360	1.7%
2017	–	–	–	–	–
2018	–	–	–	–	–
2019	–	–	–	–	–
2020	–	–	–	–	–
2021	1	60,024	4.6%	5,850	7.3%
2022	–	–	–	–	–
2023	–	–	–	–	–
Thereafter	1	1,125,552	84.7%	68,715	85.6%

Annualized effective base rent of expiring leases, for each of the years indicated above, is calculated based on the contractual rent as of January 1, 2014.

We currently have no plans for capital improvement of Staunton Plaza and we believe that Staunton Plaza is suitable for its intended purpose and adequately insured.

Distributions Declared

With the authorization of our board of directors, we have declared distributions for the month of February 2014. These distributions will be calculated daily based on stockholders of record each day from February 1, 2014 through and including February 28, 2014 in an amount equal to $0.00445205479 per share of common stock. Distributions will be paid on such date in March 2014 as one of our co-presidents may determine. All distributions will be paid in cash or reinvested in stock for those participating in our distribution reinvestment plan. A portion of each distribution is expected to constitute a return of capital for tax purposes.